SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 0-19058

                     PLATINUM technology International, inc.
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             (Exact name of registrant as specified in its charter)

    1815 South Meyers Road, Oakbrook Terrace, Illinois 60181, (630) 620-5000
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               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
            including the Associated Preferred Stock Purchase Rights
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            (Title of each class of securities covered by this Form)

                 6 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                 6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2002
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              (Titles of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)

                Please place an X in the box(es) to designate the
             appropriate rule provision(s) relied upon to terminate
                               or suspend the duty
                                to file reports:

                Rule 12g-4(a)(1)(i)  [X]  Rule 12h-3(b)(1)(i)  [X]
                Rule 12g-4(a)(1)(ii) [ ]  Rule 12h-3(b)(1)(ii) [ ]
                Rule 12g-4(a)(2)(i)  [ ]  Rule 12h-3(b)(2)(i)  [ ]
                Rule 12g-4(a)(2)(ii) [ ]  Rule 12h-3(b)(2)(ii) [ ]
                                          Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date:

                                                                  One
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            Pursuant to the requirements of the Securities Exchange Act of 1934,
PLATINUM technology International, inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

    Date: June 29, 1999          By: /s/ Larry S. Freedman
          -------------       -----------------------------------------
                                 Name: Larry S. Freedman
                                 Title: Senior Vice President & General Counsel


Instruction: This form is required by Rules 12g-4, 12h-3 and a5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.